UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2015

TELECOM ITALIA S.p.A.

(Translation of registrant's name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files

or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F [X]   FORM 40-F [ ]

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.

YES [ ]     NO [X]

If "Yes" is marked, indicate below the file number assigned

to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: COMPANY NOTES DECISION BY AFTIC IN ARGENTINA REGARDING FINTECH

CONTRACT PROVIDES FOR AMPLE TIME AND GUARANTEES REGARDING COMPLETION OF THE SALE OF THE STAKE IN TELECOM ARGENTINA

Milan, 16 October 2015

Telecom Italia acknowledges the decision taken by the Argentinean telecommunications regulator AFTIC (Autoridad Federal de Tecnologías de la Información y las Comunicaciones) to deny authorization of the sale of Telecom Italia’s controlling interest in Telecom Argentina.  The purchaser, Fintech, has indicated to Telecom Italia that it plans to appeal such decision.

Telecom Italia notes that, as previously communicated to the market on 25 October 2014, if the sale to Fintech of the 51% controlling interest in Sofora is not completed within two and a half years (i.e., by April 2017), Telecom Italia will be entitled at such time (i) to withdraw from the agreement with Fintech and exercise a six-month call option to purchase (either directly or through another Group company) the 17% minority stake in Sofora previously sold to Fintech pursuant to a previously agreed formulation, or (ii) to pursue the sale (subject to receipt of applicable regulatory approval) of its 51% controlling interest in Sofora to a third-party buyer, with a guarantee from Fintech of total proceeds to Telecom Italia of at least 630.6 million dollars. If the proceeds of such a sale exceeds the minimum guaranteed by Fintech, the difference will be allocated between Telecom Italia and Fintech according to an agreed formula.

If Telecom Italia is unable to complete the sale to a third party within a further period of two and a half years, the agreement with Fintech will be terminated, Fintech will pay Telecom Italia 175 million dollars and Telecom Italia will benefit from a six-month call option to purchase (either directly or through another Group company) the 17% minority stake in Sofora previously sold to Fintech pursuant to a previously agreed formulation.

Telecom Italia has previously received certain guarantees of performance under the 2014 agreements with Fintech, which are secured by the pledge of collateral by Fintech with a value of 600.6 million dollars.

Telecom Italia

Press Office

+39 06 3688 2610

http://www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39 02 8595 4131
http://www.telecomitalia.com/investor_relations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the six months ended June 30, 2015 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2015-2017 period;

2. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4. the impact of political developments in Italy and other countries in which we operate;

5. our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6. our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7. our ability to successfully implement our internet and broadband strategy;

8. our ability to successfully achieve our debt reduction and other targets;

9. the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10. the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14. our ability to manage and reduce costs;

15. any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16. the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16th, 2015

TELECOM ITALIA S.p.A.

BY: /s/ Umberto Pandolfi
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Umberto Pandolfi
Company Manager